EXHIBIT 2
FOR IMMEDIATE RELEASE	3 SEPTEMBER 2013

WPP PLC (“WPP”)

Voting rights and Capital at 30 August 2013

WPP confirms that its capital consists of 1,336,441,066 ordinary shares with voting rights.

WPP holds 1,370,700 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,335,070,366 shares.

The figure of 1,335,070,366 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

        Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204